Terrapin 3 Acquisition Corporation

590 Madison Avenue, 35th Floor

New York, New York 10022

July 15, 2014

Via EDGAR

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NW

Washington, DC 20549

Re:	Terrapin 3 Acquisition Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed June 11, 2014
File No. 333-196980

Dear Mr. Reynolds:

Terrapin 3 Acquisition Corporation (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 15, 2014 regarding our Amendment No. 2 to Registration Statement on Form S-1 (the “Amendment No. 2”) previously filed on July 11, 2014. For your convenience, we have repeated below the Staff’s comment in bold and have followed such comment with the Company’s response.

General

1.	We note your response to prior one and we partially reissue the comment. We are unable to locate disclosure regarding the specific contingency discussion in the discussion of the contingent forward purchase contract on page 11. Also, please revise the last full paragraph on page 17 and the first risk factor on page 47 to clearly disclose that the consent can be withheld for any reason.

We have complied with the Staff's request and revised the disclosure on pages 12, 17 and 48 in accordance with the Staff’s comment.

Exhibits

2.	We note that Exhibits 1.1 and 10.10 are missing exhibits, schedules and/or attachments. Please file the exhibits in their entirety.

We have complied with the Staff's request and re-filed Exhibit 10.10 with all schedules and exhibits. We respectfully advise the Staff that Exhibit 1.1, as previously filed, is complete, as Schedule III thereto has been deleted.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact Stuart Neuhauser, Esq. at (212) 370-1300.

Very truly yours,

/s/ Sanjay Arora
Sanjay Arora
Chief Executive Officer